UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. Management Proposal June 30, 2026 – 03:00 P.M. Extraordinary General Meeting SUMMARY 1. Message from the Board of Directors ......................................... 3 2. Call Notice .................................................................................. 4 3. Shareholder participation in the EGM ......................................... 6 4. Matters to be deliberated at the EGM ....................................... 10 EXHIBIT I: TEMPLATE OF POWER OF ATTORNEY ......................... 12 EXHIBIT II: INFORMATION OF THE APPRAISER ........................... 14 EXHIBIT III: APPRAISAL REPORT ................................................ 16 EXHIBIT IV: PROTOCOL AND JUSTIFICATION OF THE MERGER OF ESFERA ..................................................................... 17 EXHIBIT V: INFORMATION ABOUT THE MERGER .......................... 24 1. Message from the Board of Directors Dear Shareholder, It is with great pleasure that I invite you, Santander Brasil shareholder, to participate in our Extraordinary General Meeting ("EGM"), to be held on June 30, 2026, at 3:00 p.m. In addition to this Management Proposal (“Proposal”) a Manual for Participation in the EGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines. Pursuant to the Call Notice made available, we shall take resolutions on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera Fidelidade S.A. (“Appraisal Report” and “Esfera” respectively); (b) To approve the Appraisal Report; (c) To approve the Private Instrument of Protocol and Justification of the Merger of Esfera, entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera”); (d) To approve the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended, (“Merger”); and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved on our EGM, this Proposal includes exhibits containing the information made available in addition to the Call Notice. We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors. We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company. Best regards Deborah Stern Vieitas Chairman of the Board of Directors 2. Call Notice [to be published in the newspaper "Valor Econômico" in editions of May 29, 30 and June 02, 2026] BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company with Authorized Capital CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067 CALL NOTICE - EXTRAORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Extraordinary General Meeting ("EGM") to be held on June 30, 2026, at 3:00 p.m., at Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) headquarters, located at Avenida Presidente Juscelino Kubitschek nº 2041 – mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve on the following Agenda: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera Fidelidade S.A (“Appraisal Report” and “Esfera” respectively); (b) To approve the Appraisal Report; (c) To approve the Private Instrument of Protocol and Justification of the Merger of Esfera, entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera”); (d) To approve the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended, (“Merger”); and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. Observations for participation and Voting during the Meeting Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways: In person - The shareholders or their legal representatives shall present themselves for the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventytwo (72) hours before the EGM is held; Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, as amended, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual. As provided for in Article 5, § 4, of CVM Resolution No. 81/22, with the amendments introduced by CVM Resolutions No. 59/21 and 204/24, the Company understands that holding the EGM in person allows for a closer environment between shareholders and the attending Company's management, facilitating the clarification of doubts and the discussion of relevant matters, enabling a closer environment to deliberations and decision-making. In addition, it ensures greater security in the transmission of information, avoiding risks associated with technical or cyber failures. In this sense, the Company recommends and encourages the participation of its shareholders in its Meetings, using the various participation channels made available, whether through the use of remote voting instruments, through the available electronic means or even by sending written votes to the Company or granting standardized proxies with voting instructions, in accordance with the instructions made available in the Management Proposal for the Extraordinary General Meeting of June 30, 2026. General Instructions 1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the cumulative voting process (processo de voto múltiplo) for the election of the members of the Board of Directors is of 5%; 2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of a Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the common shares, or 1% (one per cent) of preferred shares; and 3. The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, nº 2041, Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted on business days, from 10:00 a.m. until 4:00 p.m., and on its investor relations website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the CVM – Comissão de Valores Mobiliários (www.cvm.gov.br) and (iii) on the website of the stock exchange B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br). São Paulo, May 28, 2026 Deborah Stern Vieitas Chairman of the Board of Directors 3. Shareholder participation in the EGM Santander Brasil's shareholders may participate in the EGM in person, by a duly constituted attorney-in-fact, as specified in item 3.2 below, or by Remote Voting. Shareholders will be required to provide the following documents to participate in the EGM: Natural person: • Photo ID1 (original or notarized) • proof of ownership of the shares issued by the Company, issued by the depositary and/or custodian financial institution (original or authenticated) Legal entity: • corporate documents proving the shareholder's legal representation (original or certified copy)2 • Identity document of the legal representative with photo (original or certified copy) Investment fund • identity document of the legal representative of the Investment Fund administrator (or the manager, as the case may be) with photo (original or copy); • a simple copy of the fund's latest consolidated bylaws and the bylaws or articles of association of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of directors and/or power of attorney) 3.1. In-Person Participation Santander Brasil's shareholders may participate in the EGM by attending the place where it is held and declaring their vote, according to the types of shares they hold (common and/or preferred) and the matters to be voted on. Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the EGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the EGM and discuss all matters submitted for resolution. 3.2. Participation by Proxy The shareholder may be represented at the EGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quota holders. The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the EGM is held. 1 The following documents may be presented: (i) General Registry Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Body Card valid as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) national driver's license (CNH) with photo. 2 Bylaws/Articles of Association and Minutes/Instruments of election of legal representatives registered with the competent body. However, to facilitate shareholders' access to the EGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the EGM is held. In the case of submitting documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the EGM is held. In case the Shareholder is unable to attend the EGM or cannot yet be represented by an attorneyin- fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit I to this Proposal. Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the EGM, as provided for in item 3 above. The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A – Vila Nova Conceição - São Paulo – SP, 26th floor – Company’s Investor Relations, email: ri@santander.com.br. 3.3. Remote Voting Participation Pursuant to articles 26 et seq. of CVM Resolution No. 81/22, as amended, the Company's shareholders may also vote at general meetings by means of remote voting, to be formalized through the "remote voting ballot" (Boletim), the model of which is available in the Corporate Governance area of the Investor Relations website of Santander Brasil (www.ri.santander.com.br) or on the website of the Brazilian Securities and Exchange Commission (CVM) (http://sistemas.cvm.gov.br/?CiaDoc). The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below: (I) Submittal of the Ballot to Custody agents or Central Depository The Shareholder who chooses to exercise the remote vote through its respective custody agent ("Custodian") shall transmit its voting instructions in compliance with the rules determined by the Custodian, who shall forward such voting statements to the Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão or directly forward the voting instructions to the Central Depositary observing the rules determined by B3 S.A. - Brasil, Bolsa, Balcão. Shareholders must contact their respective Custodians and Central Depository to verify the procedures established by them for issuing voting instructions via ballot, as well as the documents and information required for this purpose. The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents or Central Depository by 06/26/2026 (including), unless defined otherwise by them. (II) Submittal of the Ballot by the Shareholder to the Bookkeeper The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted: (i) all fields shall be duly completed; (ii) all pages shall be initialed; (iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation. The following documents shall be forwarded to the Bookkeeper: (i) original copy of the Ballot, duly completed, initialed and signed; and (ii) copy of the following documents: • Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). • Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). • Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number). The documents shall be sent to the Bookkeeper within 4 days before the date of the EGM, in other words, by 06/26/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br. After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 06/26/2026 (including). Ballots received by the Bookkeeper after 06/26/2026 shall be disregarded. (III) Submittal of the Ballot directly to the Company The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted: (i) all fields shall be duly completed; (ii) all pages shall be initialed; (iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation. The following documents shall be forwarded to the Company: (i) original copy of the Ballot, duly completed, initialed and signed; and (ii) copy of the following documents: • Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). • Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). • Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number). The documents shall be sent to the Company within 4 days before the date of the EGM, in other words, by 06/26/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitschek, 2041 – Bloco A - 26th floor – Vila Nova Conceição - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br. After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 06/26/2026 (including). Ballots received by the Company after 06/26/2026 shall be disregarded. General Information: in accordance with Article 44 of CVM Resolution nº 81, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and upon termination of the deadline for remote voting, in other words, by 06/27/2026 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting. 3.4. ADR holders Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares. 4. Matters to be deliberated at the EGM Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM. According to the Call Notice made available to the shareholders, our EGM shall take resolutions regarding the following matters of the Agenda: 4.1. To RATIFY the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera Fidelidade S.A. (“Appraisal Report” and “Esfera” respectively); Company's management proposes the ratification of the hiring of the specialized company PricewaterhouseCoopers Auditores Independentes Ltda., headquartered in the capital of the State of São Paulo, at Av. Brigadeiro Faria Lima, 3732, 16th floor, parts 1 to 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, Zip Code 04538-132, enrolled with the CNPJ/MF under No. 61.562.112/0001-20 (“Appraiser”), as a specialized company responsible for preparing the Appraisal Report of Esfera, assessed at book value, based on the balance sheet of Esfera as of April 30, 2026. The information required by Exhibit L of CVM Resolution 81/22 is described in Exhibit II. 4.2. To APPROVE the Appraisal Report According to the Appraisal Report, the value of the net equity of Esfera corresponds to R$ 1,091,336,519.58 (one billion ninety-one million three hundred thirty-six thousand five hundred nineteen Brazilian reais and fifty-eight centavos). For the preparation of the Appraisal Report, the Appraiser took into account the subsequent events occurring between December 31, 2025 and the date of the Appraisal Report, which affected the Esfera’s net equity, as described in this Protocol and Justification of the Merger of Esfera and in the Appraisal Report. The equity variations that occurred between the date of the Appraisal Report and the date of the EGM will be absorbed by the Company, in accordance with the provisions of article 26, §2, of CMN Resolution No. 4,817 of May 29, 2020. The Company's management proposes the approval of the Appraisal Report prepared by the Appraiser, the copy of which is included herein as Exhibit III. 4.3 To APPROVE the Private Instrument of Protocol and Justification of the Merger of Esfera, entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera”); Company's management proposes the approval of the Protocol and Justification of the Merger of Esfera, signed on May 28, 2026. The Protocol and Justification of the Merger of Esfera records that the net equity of Esfera, as determined by PricewaterhouseCoopers Auditores Independentes Ltda., is R$ 1,091,336,519.58 (one billion ninety-one million three hundred thirty-six thousand five hundred nineteen Brazilian reais and fifty-eight centavos), on the base date of April 30, 2026 (“Net Equity”), consisting of: (i) total assets amounting to R$ 3,338.5 million, mainly composed of cash, financial investments, accounts receivable from customers and intangible assets; (ii) net liabilities amounting to R$ 2,247.1 million, composed, among others, of obligations for point redemptions, accounts payable, tax and labor obligations. Since the Net Equity is comprised of the assets and liabilities of Esfera, which is a wholly-owned subsidiary of Banco Santander, such equity is already reflected in the Company's financial statements. Therefore, the merger of Esfera at book value will not result in a capital increase, issuance of shares, or share dilution at the Company. In this regard, the Protocol and Justification of the Merger of Esfera constitutes Exhibit IV to this Management Proposal. The information required by Exhibit I of CVM Resolution 81/22 is described in Exhibit V. 4.4 To APPROVE the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended, (“Merger”) The Company's management requests approval for the merger of Esfera into the Company, under the terms and conditions set forth in the Protocol and Justification of the Merger of Esfera. We hereby note that the merger will not result in an increase in the Company's equity, since 100% (one hundred percent) of the shares issued by Esfera are directly owned by the Company, and the Company already records the aforementioned company in its consolidated financial statements. There will be no need for any amendment to the Company's Bylaws, and since the Company is the sole shareholder of Esfera, the provisions regarding withdrawal rights, as set forth in Article 137 of Law No. 6,404/76, do not apply to the merger. 4.5. If the previous matters are approved, AUTHORIZE and RATIFY all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders As a result of the approval of items 4.1 to 4.4, above, the Company's management proposes to the shareholders the granting of an authorization for management members to perform all the acts, records and annotations necessary and/or appropriate for implementation of the intended operation, including the ratification of acts already performed by management, including the proper filing and publication of all acts related to the merger, pursuant to article 227, §3, of Law 6,404/76. EXHIBIT I: TEMPLATE OF POWER OF ATTORNEY [SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/MF under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/MF under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Extraordinary General Meeting to be held, on first call, on June 30, 2026, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda: (a) To RATIFY the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera Fidelidade S.A. (“Appraisal Report” and “Esfera” respectively). ( ) For ( ) Against ( ) Abstention (b) To APPROVE the Appraisal Report. ( ) For ( ) Against ( ) Abstention (c) To APPROVE the Private Instrument of Protocol and Justification of the Merger of Esfera, entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera”); ( ) For ( ) Against ( ) Abstention (d) To APPROVE the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended, (“Merger”). ( ) For ( ) Against ( ) Abstention (e) If the previous matters are approved, AUTHORIZE and RATIFY all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. ( ) For ( ) Against ( ) Abstention The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect. This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above. [Location], [day] of [month] 2026. _____________________________________________ [Signature of the Grantor] EXHIBIT II INFORMATION OF THE APPRAISER (Exhibit L pursuant to Resolution CVM 81/22) 1. List the appraisers recommended by management The Company's management proposes ratification of the engagement of PricewaterhouseCoopers Auditores Independentes Ltda., headquartered in the capital of the State of São Paulo, at Av. Brigadeiro Faria Lima, 3732, 16th floor, parts 1 to 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, Zip Code 04538-132, registered with the CNPJ/MF under No. 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, ("Appraiser"), to prepare the accounting appraisal report of Esfera, based on the interim financial information as of April 30, 2026. 2. Describe the qualifications of the recommended appraisers. The Appraiser operates in the independent financial statement audit market in Brazil and abroad. The Appraiser 's professionals are highly qualified, with recognized experience in independent financial statement audits, and are fully qualified to perform balance sheet audits and issue appraisal reports on the net equity determined through accounting records. 3. Provide a copy of the work proposals and compensation of the recommended appraisers. The work proposal, including the scope of the proposed work and the amount of the fees, is included in Exhibit II.1. 4. Describe any relevant relationships existing in the last three years between the recommended appraisers and related parties of the company, as defined by the accounting rules governing this matter. The Appraiser has audited the Company's individual and consolidated financial statements over the last three years EXHIBIT II.1 WORK PROPOSAL OF THE APPRAISER Proposta para prestação de serviços Laudo de avaliação do patrimônio líquido contábil Maio de 2026 PwC Nosso foco é superar suas expectativas Assumimos o compromisso de estar ao seu lado na busca de soluções, sem deixar de observar seus processos com a independência e a objetividade necessárias para a qualidade de nossos serviços. Entendemos que, no caso do Santander, os principais pontos a serem tratados com atenção pela nossa equipe são: 2 Foco nas suas expectativas Resolução rápida de questões emergentes. Comunicação e coordenação centralizadas, ágeis e eficientes com as diversas equipes. Antecipação de assuntos críticos de auditoria e contabilidade para evitar discussões próximas ao fechamento. Visão crítica e ao mesmo tempo construtiva dos processos do Santander, principalmente em relação aos resultados de nossa avaliação do ambientes de controles internos. Equipe com conhecimento e experiência para trabalhar em projetos de grupos econômicos em crescimento. Equipe com experiência nos segmentos de atuação 1 2 3 4 5 6 PwC Sua equipe Maria José Cury Sócia líder de auditoria maria.jose.cury@pwc.com Alessandra Guimarães Diretora de auditoria alessandra.guimaraes@pwc.com 3 Nossos serviços serão executados de acordo com as normas brasileiras e internacionais de auditoria. O exame será conduzido com o objetivo principal de emitir laudo de avaliação do patrimônio líquido contábil apurado por meios dos livros contábeis das controladas do Banco Santander (Brasil) S.A. (“Banco”) em 30 de abril de 2026 e seus correspondentes anexos, preparados de acordo com as práticas contábeis adotadas no Brasil em conexão com a: i) incorporação dos ativos da Esfera Fidelidade S.A. (“Esfera Fidelidade”), CNPJ nº 31.595.265/0001-03 pelo Banco, e ii) incorporação de ações da Santander Corretora de Títulos e Valores Mobiliários S.A. (“Santander CTVM”), CNPJ nº 29.162.769/0001-98, pela Santander Distribuidora de Títulos e Valores Mobiliários S.A. (controlada do Banco). Ao término do exame de auditoria, será emitido e encaminhado ao Banco Santander (Brasil) S.A. o laudo de avaliação do patrimônio líquido contábil, em português. Escopo e honorários (*) Considerando os serviços descritos neste documento e o tempo tecnicamente necessário para a sua execução, os nossos honorários são de R$ 268.000,00 (duzentos e sessenta e oito mil reais), líquidos dos impostos e das taxas vigentes, sendo: i) R$ 97.000,00 (noventa e sete mil reais), líquidos dos impostos e das taxas vigentes, equivalente a R$ 113.119,53 (cento e treze mil, cento e dezenove reais e cinquenta e três centavos) brutos, referente a emissão do laudo de avaliação do patrimônio líquido contábil da Esfera Fidelidade, e ii) R$ 171.000,00 (cento e setenta e um mil reais), líquidos dos impostos e das taxas vigentes, equivalente a R$ 199.416,91 (cento e noventa e nove mil, quatrocentos e dezesseis reais e noventa e um centavos) brutos, referente a emissão do laudo de avaliação do patrimônio líquido contábil da Santander CTVM. As despesas com transporte e outros gastos serão cobradas periodicamente. (*) proposta sujeita a conclusão dos trâmites de aceitação PwC pwc.com.br Obrigado Este material tem a finalidade de apresentar a nossa firma e fornecer aspectos prévios e sumários dos serviços que nos propomos a realizar. O conteúdo deste documento não implica, para qualquer uma das partes, obrigação de aceitação, contratação ou qualquer outra forma de vinculação. A formalização contratual, caso haja interesse das partes, ocorrerá por meio da "carta de contratação de prestação de serviços", que será encaminhada após definição detalhada do escopo, consequente apuração efetiva dos honorários e após conclusão de nossos processos internos de análise e cadastro. Neste documento, “PwC” refere-se à PricewaterhouseCoopers Auditores Independentes Ltda., firma membro do network da PricewaterhouseCoopers, ou conforme o contexto sugerir, ao próprio network. Cada firma membro da rede PwC constitui uma pessoa jurídica separada e independente. Para mais detalhes acerca do network PwC, acesse: www.pwc.com/structure © 2025 PricewaterhouseCoopers Auditores Independentes Ltda. Todos os direitos reservados. @PwCBrasil @PwCBrasil @PwCBrasil PwC Brasil PwC Brasil PwC Brasil EXHIBIT III APPRAISAL REPORT Esfera Fidelidade S.A. Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis em 30 de abril de 2026 www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis Aos Acionistas e Administradores Esfera Fidelidade S.A. Dados da firma de auditoria 1 PricewaterhouseCoopers Auditores Independentes Ltda., sociedade de profissionais estabelecida na capital do Estado de São Paulo, na Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 a 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132 , inscrita no Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda sob o nº 61.562.112/0001-20, registrada originalmente no Conselho Regional de Contabilidade do Estado de São Paulo sob o nº 2SP000160/O-5, com seu Contrato Social de constituição registrado no 2º Cartório de Registro Civil das Pessoas Jurídicas de São Paulo, no Livro A nº 03, sob nº 2.510, 15 de janeiro de 1958, com alterações posteriores registradas no mesmo 2º Cartório de Registro de Títulos e Documentos e Civil de Pessoa Jurídica desta Capital, estando a última delas, datada de 28 de janeiro de 2026, registrada no mesmo 2º Cartório de Registro de Civil das Pessoas Jurídicas de São Paulo - SP sob o microfilme no 174.427, em 18 de maio de 2026, representada pela sua sócia infra-assinado, Sra. Maria José De Mula Cury, brasileira, casada, contadora, portadora da Cédula de Identidade RG nº 8.364.732-6 SSP/SP, inscrita no CPF sob o nº 103.571.768-98 e no Conselho Regional de Contabilidade do Estado de São Paulo sob o nº 1SP192785/O-4, residente e domiciliada no Estado de São Paulo com escritório no mesmo endereço da representada, nomeada perita pela administraçãodo Banco Santander (Brasil) S.A. para proceder à avaliação do patrimônio líquido contábil da Esfera Fidelidade S.A. (“Companhia”) em 30 de abril de 2026, resumido no Anexo I, de acordo com as práticas contábeis adotadas no Brasil, apresenta a seguir o resultado de seus trabalhos. 2 3 Objetivo da avaliação A avaliação do patrimônio líquido contábil em 30 de abril de 2026 da Esfera Fidelidade S.A. tem por objetivo a incorporação dessa Companhia pela sua acionista controladora Banco Santander (Brasil) S.A. em 30 de junho de 2026. Responsabilidade da administração sobre as informações contábeis A administração da Companhia e responsável pela escrituração dos livros e preparação de informações contábeis de acordo com as práticas contábeis adotadas no Brasil, assim como pelos controles internos relevantes que ela determinou como necessários para permitir a elaboração de 2 de 1 3 de 10 tais informações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro. O resumo das principais práticas contábeis adotadas pela Companhia está descrito no Anexo II do laudo de avaliação. Alcance dos trabalhos e responsabilidade dos auditores independentes 4 Nossa responsabilidade é a de expressar uma conclusão sobre o valor contábil do patrimônio líquido da Companhia em 30 de abril de 2026, com base nos trabalhos conduzidos de acordo com o Comunicado Técnico 03/2014 (R1), emitido pelo IBRACON - Instituto dos Auditores Independentes do Brasil, que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial, e CTG 2002, emitido pelo Conselho Federal de Contabilidade, que dispõe sobre os padrões técnicos e profissionais a serem observados pelos contadores para emissão de laudos de avaliação. Assim, efetuamos o exame do balanço patrimonial da Companhia de acordo com as normas brasileiras e internacionais de auditoria, que requerem o cumprimento de exigências éticas pelo auditor e que a auditoria seja planejada e executada com o objetivo de obter segurança razoável de que o patrimônio líquido contábil apurado para a elaboração de nosso laudo de avaliação está livre de distorção relevante. 5 Uma auditoria envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no patrimônio líquido, independentemente se causada por fraude ou erro. Nessa avaliação de riscos, o auditor considera os controles internos relevantes para a elaboração do balanço patrimonial da Companhia para planejar os procedimentos de auditoria que são apropriados nas circunstâncias, mas não para fins de expressar uma opinião sobre a efetividade desses controles internos da Companhia. Uma auditoria inclui também, a avaliação da adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa conclusão. Conclusão 6 Com base nos trabalhos efetuados, concluímos que o valor de R$ 1.091.336.519,58 (Um bilhão, noventa e um milhões, trezentos e trinta e seis mil, quinhentos e dezenove reais e cinquenta e oito centavos), conforme balanço patrimonial em 30 de abril de 2026, registrado nos livros contábeis e resumido no Anexo I, representa, em todos os aspectos relevantes, o patrimônio líquido contábil da Esfera Fidelidade S.A., avaliado de acordo com as práticas contábeis adotadas no Brasil. São Paulo, 28 de maio de 2026 PricewaterhouseCoopers Maria José De Mula Cury Auditores Independentes Ltda. Contadora CRC 1SP192785/O-4 CRC 2SP000160/O-5 Esfera Fidelidade S.A. Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 28 de maio de 2026 Esfera Fidelidade S.A. Notas explicativas da administração ao balanço patrimonial em 30 de abril de 2026 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Esfera S.A., emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 28 de maio de 2026. 5 de 10 1 Contexto Operacional A Esfera Fidelidade S.A., é uma sociedade constituída na forma de sociedade anônima de capital fechado, domiciliada na Avenida Presidente Juscelino Kubitscheck, nº 2041 e 2235. É uma sociedade integrante do Conglomerado Econômico-Financeiro Santander (Conglomerado Santander) e tem por objeto social o desenvolvimento e gerenciamento de programa de fidelidade de clientes, próprios ou de terceiros, a comercialização de direitos de resgate de prêmios no âmbito do programa de fidelização de clientes, a criação e manutenção de banco de dados de pessoas físicas e jurídicas, obtenção e processamento de informações transacionais referente a hábitos de consumo, prestação de serviços auxiliares ao comercio de bens e produtos, além da aquisição de itens e produtos relacionados, direta e indiretamente, a consecução das atividades anteriormente descritas, exploração do ramo de agencia de viagens e turismo, prestação de serviços turísticos em geral, venda comissionada ou intermediação remunerada de passagens individuais ou coletivas, passeios, viagens e excursões, intermediação remunerada na reserva de acomodações, venda comissionada de produtos ou bens de produtos manufaturados, semimanufaturados destinados a atender no campo de utilidades básicas e complementares e todas necessidades vitais, úteis ou meramente voluptuárias na órbita pessoal, doméstica, comercial ou industrial, a atuação como programa de incentivos para o Santander ou outras empresas, comercialização de espaços de comunicação na sua plataforma de marketplace, venda de pontos para clientes e de assinatura de pontos, concessão de descontos para clientes através de consumos de serviços ou bens, participação em outras sociedades ou estrangeiras, como acionista ou quotista. As receitas da Esfera Fidelidade estão representadas por serviços prestados a partes relacionadas com empresas do Conglomerado Santander. Os benefícios e custos correspondentes dos serviços prestados são absorvidos entre elas, são realizados no curso normal dos negócios e em condições de comutatividade. A Esfera Fidelidade iniciou suas atividades operacionais em dezembro de 2018. 2 Base para elaboração do balanço patrimonial e resumo das principais políticas contábeis O balanço patrimonial em 30 de abril de 2026 foi preparado com o objetivo da avaliação do patrimônio líquido da Esfera Fidelidade S.A. para fins de incorporação dessa Companhia pela sua acionista controladora Banco Santander (Brasil) S.A. em 30 de junho de 2026. O balanço patrimonial em 30 de abril de 2026 foi elaborado e está apresentado de acordo com as práticas contábeis adotadas no Brasil. Na elaboração dessa informação financeira, é necessário utilizar certas estimativas contábeis críticas e também o exercício de julgamento por parte da administração da Companhia no processo de aplicação das políticas contábeis. As áreas que requerem maior nível de Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 28 de maio de 2026 Esfera Fidelidade S.A. Notas explicativas da administração ao balanço patrimonial em 30 de abril de 2026 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Esfera S.A., emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 28 de maio de 2026. de 10 julgamento e possuem maior complexidade, bem como aquelas cujas premissas e estimativas são significativas para o balanço patrimonial, estão divulgadas na Nota 2.1. 2.1 Estimativas e julgamentos contábeis críticos Com base em premissas, a Companhia faz estimativas com relação ao futuro. Por definição, as estimativas contábeis resultantes raramente serão iguais aos respectivos resultados reais. As estimativas e premissas que apresentam um risco significativo, com probabilidade de causar um ajuste relevante nos valores contábeis de ativos e passivos para o próximo exercício social, estão contempladas a seguir. • Reconhecimento e avaliação das Receitas com prestação de serviço - Breakage. O diferimento da receita de breakage refere-se à estimativa de pontos emitidos que não serão resgatados pelos clientes, a receita é reconhecida de forma proporcional ao padrão com base em modelo que considera o histórico de não utilização, sendo diferida na rúbrica de direitos de resgates. 3 Políticas Contábeis As principais políticas contábeis aplicadas na preparação do balanço patrimonial estão apresentadas a seguir. 3.1 Caixa e equivalentes de caixa Caixa e equivalentes de caixa abrangem saldos de caixa e investimentos financeiros que apresentam liquidez diária e vencimentos de até 90 dias da data da aplicação inicial e, sem prejuízo dos rendimentos acumulados até a data do resgate se feitos de forma antecipada, os quais são sujeitos a um risco insignificante de alteração no valor. 3.2 Instrumentos Financeiros Um instrumento financeiro é qualquer contrato que dê origem a um ativo financeiro para a Companhia, e simultaneamente a um passivo financeiro ou participação financeira em outra entidade. Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 28 de maio de 2026 Esfera Fidelidade S.A. Notas explicativas da administração ao balanço patrimonial em 30 de abril de 2026 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Esfera S.A., emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 28 de maio de 2026. de 10 3.2.1 Classificação Ativos Financeiros mensurados ao Custo Amortizado Um ativo financeiro é mensurado ao custo amortizado caso atenda às seguintes condições e não seja designado ao valor justo por meio do resultado: • O ativo é mantido dentro de um modelo de negócio cujo objetivo seja manter ativos para receber fluxos de caixa contratuais; • O ativo é mantido dentro de um modelo de negócio cujo objetivo seja alcançado pelo recebimento dos fluxos de caixa contratuais e pela venda de ativos financeiros; A Companhia contabiliza os seguintes instrumentos financeiros ao custo amortizado: • Caixa e Equivalentes de Caixa; • Outros Ativos Financeiros; • Contas a Pagar; • Direitos de Resgate. Valor justo por meio de outros resultados abrangentes Os ativos que são mantidos para coleta de fluxos de caixa contratuais e para venda dos ativos financeiros quando tais fluxos de caixa representam apenas pagamentos do principal e de juros, são mensurados ao valor justo por meio de outros resultados abrangentes. Mudanças no valor contábil são registradas em outros resultados abrangentes, exceto pelo reconhecimento dos ganhos ou perdas por impairment, receita com juros e ganhos e perdas cambiais, os quais são reconhecidos na demonstração do resultado. A Companhia não possui instrumentos financeiros classificados ao valor justo por meio de outros resultados abrangentes. Ativos Financeiros ao valor justo por meio do resultado Os ativos que não atendem os critérios de classificação de custo amortizado ou de valor justo por meio de outros resultados abrangentes são mensurados ao valor justo por meio do resultado. A Companhia contabiliza os seguintes instrumentos financeiros básicos ao valor justo por meio do resultado: • Ativos Financeiros ao Valor Justo por Meio do Resultado. Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 28 de maio de 2026 Esfera Fidelidade S.A. Notas explicativas da administração ao balanço patrimonial em 30 de abril de 2026 Em reais, exceto quando indicado de outra forma 3.2.2 Impairment A Companhia avalia, em base prospectiva, as perdas esperadas de crédito associadas aos ativos financeiros registrados ao custo amortizado e ao valor justo por meio de outros resultados abrangentes. A metodologia de impairment aplicada depende de ter havido ou não um aumento significativo no risco de crédito. 3.3 Outros Ativos Financeiros Outros Ativos Financeiros correspondem, substancialmente, aos valores a receber pela transferência de pontos do Banco Santander e sobre as vendas de pontos gerados pela empresa, transacionadas na GetNet que está no grupo Santander Espanha e valores a receber com parceiros externos, estes saldos são classificados no ativo circulante, sendo esperado sua liquidação entre 30 e 120 dias da data-base. 3.4 Ativos Fiscais Diferidos Os Ativos Fiscais Diferidos são apurados com base nas diferenças existentes entre os critérios contábeis, fiscais e societários, a expectativa da realização dos ativos fiscais não deve ser tomada como indicativo do valor dos lucros líquidos futuros. O imposto de renda e a contribuição social diferidos são reconhecidos usando-se o método do passivo sobre as diferenças temporárias decorrentes de diferenças entre as bases fiscais dos ativos e passivos e seus valores contábeis no balanço patrimonial. O imposto de renda e a contribuição social diferidos ativo são reconhecidos somente na proporção da probabilidade de que lucro tributável futuro esteja disponível e contra o qual as diferenças temporárias possam ser usadas. 3.5 Ativo Intangível (a) Softwares É um ativo não monetário identificável sem substância física. É decorrente basicamente de desenvolvimento de softwares amortizados pelo prazo máximo de 5 anos. A Companhia avalia ao final de cada exercício ou a qualquer momento, se existir qualquer indicação de que os itens do ativo intangível possam apresentar perda no seu valor recuperável, ou seja, um ativo que apresenta o valor contábil acima do valor de realização. Identificando qualquer redução no valor recuperável, este é ajustado até atingir seu valor de realização. Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Esfera S.A., emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 28 de maio de 2026. de 10 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 28 de maio de 2026 Esfera Fidelidade S.A. Notas explicativas da administração ao balanço patrimonial em 30 de abril de 2026 Em reais, exceto quando indicado de outra forma A mensuração do valor recuperável de ativos intangíveis - software é realizada com base no valor em uso, bem como, a análise da descontinuidade do ativo em relação às suas atividades. 3.6 Impairment de ativos não financeiros Os ativos que têm uma vida útil indefinida, como o ágio, não estão sujeitos à amortização e são testados anualmente para identificar eventual necessidade de redução ao valor recuperável (impairment). Os ativos que estão sujeitos à amortização são revisados para a verificação de impairment sempre que eventos ou mudanças nas circunstâncias indicarem que o valor contábil pode não ser recuperável. Uma perda por impairment é reconhecida quando o valor contábil do ativo excede seu valor recuperável, o qual representa o maior valor entre o valor justo de um ativo menos seus custos de venda e o seu valor em uso. Para fins de avaliação do impairment, os ativos são agrupados nos níveis mais baixos para os quais existam fluxos de caixa identificáveis separadamente (Unidades Geradoras de Caixa (UGCs)). Os ativos não financeiros, exceto o ágio, que tenham sido ajustado por impairment, são revisados subsequentemente para a análise de uma possível reversão do impairment na data do balanço. 3.7 Contas a pagar As contas a pagar são obrigações da Companhia junto aos parceiros comerciais e emissores de pontos, decorrentes da aquisição de pontos e/ou fornecimento de bens e serviços a serem disponibilizados aos participantes do programa de fidelidade, os referidos saldos são classificados como passivo circulante, sendo liquidados conforme prazos contratuais estabelecidos com os parceiros, que variam entre 30 e 90 dias. 3.8 Obrigações Sociais e Trabalhistas A Esfera Fidelidade S.A. é parte em processos judiciais e administrativos de natureza trabalhista e cível, decorrentes do curso normal de suas atividades. As provisões são reavaliadas ao final de cada período de reporte para refletir a melhor estimativa corrente e podem ser totais ou parcialmente revertidas, reduzidas ou podem ainda ser complementadas, quando há mudança de risco em relação as saídas de recursos e obrigações pertinentes ao processo, incluindo a decadência dos prazos legais, o trânsito em julgado dos processos, dentre outros. As provisões são constituídas quando o risco de perda da ação for avaliado como provável e os montantes envolvidos forem mensuráveis com suficiente segurança, com base na natureza, complexidade, e histórico das ações e na opinião dos assessores jurídicos internos e externos e Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Esfera S.A., emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 28 de maio de 2026. de 10 Anexo II ao laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis emitido em 28 de maio de 2026 Esfera Fidelidade S.A. Notas explicativas da administração ao balanço patrimonial em 30 de abril de 2026 Em reais, exceto quando indicado de outra forma Este Anexo é parte integrante e inseparável do laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis da Esfera S.A., emitido pela PricewaterhouseCoopers Auditores Independentes Ltda., com data de 28 de maio de 2026. de 10 com base nas melhores informações disponíveis. Para as provisões cujo risco de perda é possível, as provisões não são constituídas e as informações são divulgadas nas notas explicativas e para as provisões cujo risco de perda é remota não é requerida divulgação. 3.9 Obrigações Fiscais As obrigações fiscais compreendem, substancialmente, aos impostos sobre Lucro da Companhia calculados às alíquotas vigentes após efetuados os ajustes determinados pela legislação fiscal. 3.10 Direitos de Resgates A Companhia comercializa direitos de resgate de prêmios por meio da emissão de pontos aos instituidores do programa (principalmente emissores de cartões e parceiros comerciais), os quais, por sua vez, disponibilizam esses pontos aos participantes do programa (portadores de cartões e clientes finais). Inicialmente, os valores decorrentes desta comercialização são registrados como direitos de resgate de prêmios no passivo circulante, representando a obrigação da Esfera Fidelidade S.A. perante os participantes do programa. Os pontos acumulados pelos participantes podem ser utilizados na troca de produtos ou serviços adquiridos na rede de parceiros. No momento em que ocorre o resgate, a obrigação correspondente é baixada do passivo e reconhecida como receita, os custos incorridos na aquisição dos bens ou serviços junto aos parceiros são reconhecidos no resultado, de forma consistente com o reconhecimento da respectiva receita. 3.11 Capital social O capital social e composto por ações ordinárias classificadas no patrimônio líquido. * * * EXHIBIT IV PROTOCOL AND JUSTIFICATION OF THE MERGER OF ESFERA PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ESFERA FIDELIDADE S.A. INTO BANCO SANTANDER (BRASIL) S.A. By this private instrument, the directors of the companies identified below: 1. BANCO SANTANDER (BRASIL) S.A., a publicly held company with authorized capital, headquartered in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição – Zip Code 04543-011, registered with the CNPJ/MF under No. 90.400.888/0001-42, herein represented in accordance with its bylaws (“Company” or “Santander Brasil”); and 2. ESFERA FIDELIDADE S.A., a privately held corporation, headquartered in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 2041, CJ 211, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, CEP 04543-011, registered with the CNPJ/MF under nº 31.595.265/0001-03, herein represented in accordance with its bylaws. (“Esfera”). (The Company and Esfera are hereinafter referred to collectively as the “Parties” and individually as the “Party”). WHEREAS: I. Santander Brasil is a publicly held company duly registered with the Brazilian Securities and Exchange Commission (“CVM”) under No. 20532 and a financial institution duly authorized to operate by the Central Bank of Brazil. It directly controls 100% of the share capital of Esfera, whose main activity is the development and management of customer loyalty programs. II. As part of the corporate restructuring and simplification process of certain companies within the Santander Brasil economic and financial conglomerate, the Parties' management intends to unify certain operations carried out by Esfera into a single corporate entity, thereby strengthening the operational, organizational, and administrative structures. To this end, the Parties wish to merge Esfera into Santander Brasil ("Merger"); III. After the analyses and studies conducted by the Parties' management, it was concluded that the merger of Esfera's equity into Santander Brasil is the most appropriate and efficient corporate transaction to achieve the common objective of the Parties and the Santander Brasil economic and financial conglomerate; IV. The Merger will not result in a capital increase for Santander Brasil, given that Esfera is its wholly-owned subsidiary. The investment in Esfera will be replaced by its assets and liabilities incorporated by Santander Brasil. There will be no change in the composition of the Company's share capital or issuance of new shares. Therefore, there will be no change to the Bylaws as a result of the Merger, nor will there be any dilution of its current shareholders. Therefore, the obligations set forth in Chapter III of CVM Resolution No. 78/2022, as amended, are not applicable. The Parties RESOLVE to sign this instrument (“Protocol and Justification”), in accordance with articles 224, 225 and 227 of Law No. 6,404/1976, as amended, with the Merger as its object, and this Protocol and Justification will be submitted for approval by the respective shareholders of the Parties, meeting in an Extraordinary General Meeting, under the following terms and conditions: 1. CHARACTERISTICS OF THE COMPANIES INVOLVED 1.1. Santander Brasil is a publicly held company with authorized capital, with share capital of R$65,000,000,000.00 (sixty-five billion reais), divided into 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, and fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, and thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand, and twenty) are preferred shares, registered and without par value. 1.2. Esfera is a privately held corporation with share capital of R$453,829,120.30 (four hundred fifty-three million eight hundred twenty-nine thousand one hundred twenty Brazilian reais and thirty centavos), divided into 10,001,000 (ten million one thousand) registered common shares with no par value, all owned by Santander Brasil. 2. JUSTIFICATIONS AND PURPOSES OF THE MERGER, THE PARTIES' INTEREST IN ITS IMPLEMENTATION, AND GROUNDS FOR THE TRANSACTION TO BE CONSIDERED EQUITABLE TO THE SHAREHOLDERS 2.1. The purpose of this Protocol and Justification is the proposed merger of Esfera into Santander Brasil, in accordance with current legislation. 2.2. The Merger is being proposed with the objective of unifying the activities carried out by Esfera, as well as simplifying the corporate structure of the Santander Group, with the consequent reduction of administrative costs, especially those related to legal and accounting obligations. 2.3. The Merger is part of the context of optimizing the operational structure of the Santander Group in Brazil and consolidating the business related to the provision of certain services ancillary to the activities of Santander Brasil, considering that said company has the technological capacity, personnel, and resources necessary to develop the business on a consolidated basis. 2.4. The Parties estimate that the costs of carrying out the transaction described in this instrument will be approximately R$150,000.00 (one hundred and fifty thousand reais), related to expenses for auditors' fees and other professionals hired by the Company, as well as the costs of preparing, publishing, and filing the corporate documents. 2.4.1. The costs and expenses incurred in relation to the Merger shall be borne by the Company. 3. ASSETS AND LIABILITIES COMPRISING THE NET EQUITY OF THE COMPANY SUBJECT TO THE MERGER 3.1. As a result of the Merger, the entire net equity of Esfera, in the amount of R$ 1,091,336,519.58 (one billion ninety-one million three hundred thirty-six thousand five hundred nineteen Brazilian reais and fifty-eight centavos), on the base date of April 30, 2026 (“Net Equity”), consisting of: (i) total assets amounting to R$ 3,338.5 million, mainly composed of cash, financial investments, accounts receivable from customers and intangible assets; (ii) net liabilities amounting to R$ 2,247.1 million, composed, among others, of obligations for point redemptions, accounts payable, tax and labor obligations. 3.1.1. As a result of the Merger, the activities and operations of Esfera will be transferred to Santander Brasil, which will succeed its respective assets, rights, and obligations, universally and for all legal purposes. 3.2. Based on these premises, the Parties' management concluded that the Merger is beneficial to its shareholders and serves the corporate interests of both Parties, and that the Merger will generate operational and systemic synergies. 4. IDENTIFICATION OF SPECIALIZED COMPANIES APPOINTED TO ASSESS THE COMPANY'S NET EQUITY; NET EQUITY ASSESSMENT CRITERIA, BASE DATE FOR ASSESSMENT, AND TREATMENT OF SUBSEQUENT EQUITY CHANGES 4.1. The specialized firm, hired ad referendum of the General Meetings of Santander Brasil and Esfera, to appraise the net equity of Esfera to be merged into Santander Brasil, is PricewaterhouseCoopers Auditores Independentes Ltda., headquartered in the capital of the State of São Paulo, at Av. Brigadeiro Faria Lima, 3732, 16th floor, parts 1 to 6, Adalmiro Dellape Baptista Building B32, Itaim Bibi, Zip Code 04538-132, registered with the CNPJ/MF under No. 61.562.112/0001-20 (“Appraiser”). 4.2. The Net Equity was assessed at book value, according to the balance sheet prepared on April 30, 2026 (“Base Balance Sheet”), as determined in an appraisal report dated May 28, 2026, prepared by the Appraiser. According to the appraisal report, attached hereto as Exhibit A (“Appraisal Report”), the total book value of the Net Equity to be transferred to Santander Brasil is R$ 1,091,336,519.58 (one billion ninety-one million three hundred thirty-six thousand five hundred nineteen Brazilian reais and fifty-eight centavos). 4.2.1. To prepare the Appraisal Report, the Appraiser considered the events that occurred between December 31, 2025, and the date of the Base Balance Sheet, which affected Esfera's net equity, as described in this Protocol and Justification and in the Appraisal Report. 4.2.2. Equity changes observed from the date of the Base Balance Sheet until the date on which the Merger becomes effective will be reflected in the companies in which they occurred, in accordance with the provisions of Article 26, §2, of CMN Resolution No. 4,817 of May 29, 2020. 4.3. The Appraiser declares: (i) that it has no interest, direct or indirect, in relation to the Parties or, further, in relation to the Merger itself, and that there has been no other relevant circumstance that could characterize a conflict of interest that could prevent or affect the preparation of the Appraisal Report requested of it for the purposes of the Merger; and (ii) there has been no action by the controller or administrators of the Parties with the aim of directing, limiting, hindering or carrying out any acts that have or may have compromised access to, use of or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusions. 5. GENERAL ASPECTS OF THE MERGER 5.1. If the proposal is approved, the Merger will be implemented according to the following principles: 5.1.1. Once the Merger is approved, it will be transferred to Santander Brasil the entirety of the Net Equity, consisting of Esfera's assets, rights, and obligations, equivalent to R$ 1,091,336,519.58 (one billion ninety-one million three hundred thirty-six thousand five hundred nineteen Brazilian reais and fifty-eight centavos), in accordance with the Appraisal Report. 5.1.2. The Merger will not result in a capital increase for Santander Brasil, given that Esfera is a wholly-owned subsidiary of Santander Brasil. The investment in Esfera will be replaced by its merged assets and liabilities. 5.1.3. There will be no change in the composition of Santander Brasil's share capital or issuance of new shares, and therefore, there will be no amendment to the Bylaws as a result of the Merger. 5.1.4. Once the Merger is approved, Esfera will be dissolved, for all legal purposes and effects, as provided for in paragraph 3 of article 227 of the Corporations Law, and will be succeeded by Santander Brasil in all its assets, rights, and obligations. 5.2. Considering that the Merger will be approved by Esfera's sole shareholder, pursuant to the CVM Board's decision of February 15, 2018, in SEI Proceeding No. 19957.011351/2017-21, it is not necessary to prepare the report referred to in Article 264 of the Brazilian Corporation Law in transactions involving the merger or spin-off of a wholly-owned subsidiary by a publicly-held parent company, since there is no share exchange relationship in this transaction. 6. CORPORATE APPROVALS 6.1. The completion of the Merger will depend on the following actions: (i) A meeting of the Company's Audit Committee to analyze, review, and recommend measures and actions for the Merger pursuant to this Protocol and Justification; (ii) A meeting of the Company's Board of Directors to (A) approve the management proposal for the Merger of Esfera, pursuant to this Protocol and Justification; and (B) call an Extraordinary General Meeting of the Company to: (a) ratify the hiring of the Appraiser; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the merger of Esfera into the Company; and (e) authorize and ratify all acts of the Company's management necessary to implement the resolutions proposed and approved by the Company's shareholders; (iii) an Extraordinary General Meeting of the Company to (a) ratify the hiring of the Appraiser; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Merger; (e) authorize and ratify all acts of the Company's management necessary to implement the Merger; (iv) an Extraordinary General Meeting of Esfera to a) ratify the hiring of the Appraiser; (b) approve the Appraisal Report; (c) approve this Protocol and Justification; (d) approve the Merger; (e) authorize and ratify all acts of the company's directors necessary for the implementation of the Merger, with the termination of the company. 7. RIGHT OF WITHDRAWAL 7.1. The Parties shall not have a right of withdrawal arising from the Merger, considering that it will not imply any of the situations described in Article 137, Section III, of the Brazilian Corporation Law. 8. GENERAL PROVISIONS 8.1. This Protocol and Justification is irrevocable and binding upon the Parties and their respective successors. 8.2. The Parties' administrators shall be responsible for performing all acts necessary to implement the Merger, including the filing and publication of all documents related to the Merger. 8.3. This Protocol and Justification may only be amended by means of a written instrument signed by the Parties. 8.4. All documents mentioned in this Protocol and Justification will, as of this date, be available to Santander Brasil shareholders at its registered office, on the Santander Brasil Investor Relations website (https://www.santander.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br). 8.5. The jurisdiction of the District of São Paulo, State of São Paulo, is hereby elected to settle all matters arising out of this Protocol and Justification, waiving any other jurisdiction, however privileged it may be or may become. 8.6. The Parties represent and agree that this Protocol and Justification, including all signature pages and any attachments, will be signed electronically or digitally, which they acknowledge is legal, valid, and legitimate to establish and bind the Parties to the rights and obligations set forth herein, even if they do not use a digital certificate issued in the ICP-Brasil standard. The Parties also agree that the electronic or digital signature of this Protocol does not impede or impair its enforceability, and shall be considered, for all legal purposes, an extrajudicial enforceable title for all intents and purposes of Law No. 13,105 of March 16, 2015, as amended. And thus, the Parties execute this “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ESFERA FIDELIDADE S.A. INTO BANCO SANTANDER (BRASIL) S.A.” in an electronic format. São Paulo, May 28, 2026. [Signature page of the “PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ESFERA FIDELIDADE S.A. INTO BANCO SANTANDER (BRASIL) S.A.”] BANCO SANTANDER (BRASIL) S.A. ________________________________ By: Role: ________________________________ By: Role: ESFERA FIDELIDADE S.A. ________________________________ By: Role: ________________________________ By: Role: EXHIBIT A PRIVATE INSTRUMENT OF PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ESFERA FIDELIDADE S.A. BY BANCO SANTANDER (BRASIL) S.A. COPY OF THE APPRAISAL REPORT [-See EXHIBIT III of the Management Proposal -] EXHIBIT V INFORMATION ABOUT THE MERGER (Exhibit I pursuant to Resolution CVM 81/22) 1) Protocol and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976 The Protocol and Justification of the Merger of Esfera is located in Exhibit IV to this Management Proposal and was published on the Company's Investor Relations page www.ri.santander.com.br; on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br); and on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br). 2) Other agreements, contracts, and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the companies remaining or resulting from the transaction, filed at the company's headquarters or to which the company's controlling shareholder is a party Not applicable. 3) Description of the operation, including: a. Terms and Conditions Subject to the terms and conditions of the Protocol and Justification of the Merger of Esfera, the Merger will comprise the merger of the entire net equity of Esfera Fidelidade S.A., a privately held corporation registered with the CNPJ under No. 31.595.265/0001-03, with its articles of incorporation filed with the Commercial Registry of the State of São Paulo under NIRE 35.300.522.168, headquartered in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 2041, CJ 211, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, CEP 04543-011, with the absorption of its entire net equity by the Company, pursuant to Articles 224, 225, and 227 of Law No. 6,404 of December 15, 1976, as amended. The Merger will not result in an increase in the Company's equity, since 100% (one hundred percent) of the shares issued by the Merged Company are directly owned by the Company, and the Merged Company is already recorded in its consolidated financial statements. As a result of the Merger, Esfera will be dissolved and succeeded by the Company in all its rights, assets, and obligations, without any interruption, universally, in accordance with the Protocol and Justification for the Merger of Esfera. The Merger is justified by the convenience of the companies' corporate interests and is based on strategic principles, considering that the Company has the necessary conditions to carry out the activities currently conducted by Esfera. The economic effects of the Merger will consist of the effective integration of the activities of the Company and Esfera, enabling the parties to capture administrative, economic, and financial benefits, particularly the rationalization and simplification of the corporate structure and, consequently, the consolidation and reduction of combined operational and administrative costs and expenses, allowing the companies to capture efficiency gains and synergies. Once the Merger is approved, all assets, rights, and obligations of Esfera will be transferred to the Company. After the Merger is completed, in compliance with Article 224, Section III, of Law 6,404/76 and Article 26, Section 2, of CMN Resolution No. 4,817 of May 29, 2020, any changes in equity and income that occurred at Esfera between April 30, 2026, and the Merger's completion will be absorbed and recorded by the Company. Without prejudice, until the effective date of the Merger, any changes in equity and results of Esfera will continue to be duly recorded by it. As a result of the Merger, Esfera's operations related to its activities will be transferred to the Company, which will succeed to the respective assets, rights, and obligations, universally and for all legal purposes. If approved at an Extraordinary General Meeting of the Company and Esfera, the Merger will not result in an increase in the Company's share capital and/or the issuance of new shares by the Company, since Banco Santander holds all of Esfera's share capital and, therefore, its equity is already reflected in the Company's equity. It will also not give rise to any withdrawal rights for the Company's shareholders. The other terms and conditions of the Merger are described in more detail in the Protocol and Justification for the Merger of Esfera, included in Exhibit IV of this Management Proposal. b. Obligations to indemnify: (i) The directors of any of the companies involved; and (ii) If the transaction is not completed Not applicable. c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the transaction Not applicable, considering that the Merger (i) will not result in any modification to the rights, advantages or restrictions of the shares issued by the Company; and (ii) will imply the extinction of Esfera and, consequently, of all shares issued by it. d. Possible need for approval by debenture holders or other creditors Not applicable. e. Active and passive elements that will form each portion of the equity, in the event of a split Not applicable, as this is a merger. f. Intention of the resulting companies to obtain registration as a securities issuer Not applicable, given that the Company is already registered with the CVM as an issuer of category “A” securities. 4) Plans for conducting corporate business, particularly with regard to specific corporate events that are intended to be promoted Following the Merger, the Company will continue to operate as usual, incorporating the activities transferred from Esfera into its structure. The transaction will not result in any material changes to the Company's business conduct or operations, and the Company will maintain its registration as a publicly held company. Except for the Extraordinary General Meeting to be held on June 30, 2026, the Company does not expect holding any other specific corporate events in connection with the Merger. 5) Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including: (i) Synergies (ii) Tax Benefits (iii) Strategic Advantages The Merger is justified by the convenience of corporate interests and the strategic suitability of the operation, considering that the Company has the structure, resources and operational capacity necessary to absorb and conduct the activities currently performed by Esfera. (i) Synergies The transaction will enable the integration of administrative, operational, and technological processes, promoting gains in scale and efficiency in the management of resources and activities. The centralization of the functions currently performed by Esfera within the Company's structure will result in cost rationalization, elimination of overlaps, and improvement of internal control and governance flows. The unified management model will enable better capital allocation and standardization of operational practices, reinforcing the efficiency of corporate structures. (ii) Tax Benefits There will be no tax benefits arising from the transaction. (iii) Strategic Advantages From a strategic perspective, the transaction reinforces the integration of Santander Group's activities in Brazil, allowing greater alignment between the Company's operations and business areas. The centralization of certain activities under a single entity facilitates the execution of corporate policies, compliance with regulatory requirements, optimization of the capital structure, and the coordinated development of products and services, strengthening the Company's competitive position in the market. The transaction will result in the transfer, universally and for all legal purposes, without any interruption of continuity, with the consequent extinction of Esfera. Banco Santander will succeed Esfera in all its rights and obligations, without interruption of activities. b. Costs It is estimated that the total costs and expenses for carrying out and implementing the Merger are concentrated in fees for auditors and other professionals hired by the Company, as well as the costs for preparing, publishing, and filing the corporate documents, which, together, should not exceed approximately R$150,000.00 (one hundred and fifty thousand reais). c. Risk Factors Given that the Company holds 100% (one hundred percent) of the share capital of Esfera, the parties understand that the Merger does not increase their risk exposure and does not impact the risk of the Company's shareholders, investors, or third-party stakeholders. d. In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded. The Merger represents the most efficient and appropriate way to reorganize activities, aiming to simplify the Santander Group's corporate structure. The transaction is aligned with the Company's objectives of improving its operational, administrative, and corporate efficiency, promoting a more rational and integrated structure for the development of its activities. e. Exchange Ratio Considering that the shares issued by Esfera are fully owned by the Company, the Merger will result in the mere replacement of the investment previously held by the Company in Esfera with the net book value of Esfera to be merged into the Company. The Merger will not result in a capital increase for the Company and/or the issuance of new shares by the Company. There will be no change in the Company's shareholding structure as a result of the Merger. Therefore, there is no need to discuss any exchange of shares issued by Esfera for shares issued by the Company. Upon completion of the Merger, Esfera will be dissolved and succeeded by the Company, in all its rights, assets, and obligations. f. In transactions involving parent companies, subsidiaries, or companies under common control (i) Share exchange ratio calculated in accordance with Article 264 of Law No. 6,404/76 Considering that Esfera is a wholly-owned subsidiary of the Company, the calculation of the share exchange ratio, as provided for in Article 264 of Law No. 6,404/76, is not applicable. (ii) Detailed description of the exchange ratio negotiation process and other terms and conditions of the transaction Not applicable. (iii) If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of a controlling interest: (a) Comparative analysis of the exchange ratio and the price paid for the acquisition of control (b) Reasons justifying any differences in valuation in the different transactions Not applicable. (iv) Justification for why the exchange relationship is commutative, describing the procedures and criteria adopted to ensure the commutativity of the transaction or, if the exchange relationship is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation. Not applicable, since there is no exchange ratio. 6) Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. A copy of the minutes of the Company's Board of Directors meeting is included in Exhibit V.1 of this Management Proposal. These minutes were also posted on the Company's Investor Relations page at www.ri.santander.com.br; on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br); and on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br). A copy of the minutes from the Audit Committee meeting that addressed the analysis of the transaction and issued a favorable opinion to the Board of Directors is included in Exhibit V.2 of this Management Proposal. 7) Copies of studies, presentations, reports, opinions, or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction. The Appraisal Report of the book value of Esfera is included in Exhibit III of this Management Proposal. There are no other studies, presentations, reports, opinions, or appraisal reports. 8) Identification of potential conflicts of interest between the financial institutions, companies, and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction. The Company's management hired an independent firm to prepare the Appraisal Report and did not identify any conflicts of interest between the parties involved in the transaction. 9) Draft bylaws or amendments to the bylaws of the companies resulting from the transaction. There will be no amendments to the bylaws resulting from the Merger. 10) Financial statements used for the purposes of the transaction, in accordance with the specific regulation. Not applicable, pursuant to Article 16, caput, of CVM Resolution No. 78/22, since the Merger will not result in dilution of the Company's shareholders. 11) Pro forma financial statements prepared for the purposes of the transaction, in accordance with the specific regulation. Not applicable, pursuant to the third paragraph of Article 16 of CVM Resolution No. 78/22. 12) Document containing information on the companies directly involved that are not publicly held companies, including: a. Risk factors, as set out in items 4.1 to 4.3 of the reference form Considering that Esfera is a wholly-owned subsidiary of the Company, the applicable risk factors are already presented in items 4.1 and 4.3 of the Company's Reference Form. b. Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the transaction No change in risk exposure is expected as a result of the Merger. c. Description of its activities, as set out in items 1.2 to 1.5 of the reference form Considering that Esfera is a wholly-owned subsidiary of the Company, the applicable activities are already described in items 1.2 to 1.5 of the Company's Reference Form. d. Description of the economic group, as per item 6 of the reference form Considering that Esfera is a wholly-owned subsidiary of the Company, it belongs to the same economic group as the Company and, therefore, the applicable information is already described in item 6 of the Company's Reference Form. e. Description of the share capital, as per item 12.1 of the reference form The share capital of Esfera, fully issued, subscribed, and paid-in, as of this date, is R$453,829,120.30 (four hundred fifty-three million eight hundred twenty-nine thousand one hundred twenty Brazilian reais and thirty centavos), divided into 10,001,000 (ten million one thousand) common, registered shares with no par value, of which 100% is currently held by the Company. 13) Description of the capital structure and control after the transaction, as per item 6 of the reference form. Since Esfera is a wholly-owned subsidiary of the Company, there will be no increase in share capital or issuance of new shares by the Company, meaning there will be no change in the Company's capital structure and control. 14) Number, class, type, and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to such companies, as defined by the rules governing public offerings for the acquisition of shares. Esfera does not hold any securities issued by the Company. All shares representing the capital stock of Esfera are held by the Company. 15) Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules governing public offerings for the acquisition of shares, to derivatives referenced to securities issued by the other companies involved in the transaction. The Company, Esfera, and their related persons are not, as of this date, subject to exposure to derivatives referenced to securities issued by them. 16) Report covering all transactions conducted in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the transaction: a. Companies involved in the transaction (i) Private purchase transactions • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable, as there was no private purchase transaction involving Esfera and/or the Company. (ii) Private sale transactions • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable, as there was no private sale transaction involving Esfera and/or the Company. (iii) Purchase transactions in regulated markets· • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable, as there was no purchase transaction in regulated markets involving Esfera and/or the Company. (iv) Sales transactions in regulated markets • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable, as there was no sales transaction in regulated markets involving Esfera and/or the Company. b. Related Parties to companies involved in the transaction (i) Private purchase transactions • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable. (ii) Private sales transactions • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable. (iii) Purchase operations in regulated markets • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable. (iv) Sales transactions in regulated markets • average price • number of shares involved • security involved • percentage in relation to the class and type of security • other relevant conditions Not applicable. 17) Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion No. 35 of 2008. Not applicable. EXHIBIT V.1 MINUTES OF THE BOARD OF DIRECTORS MEETING ABOUT THE MERGER BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company with Authorized Capital Corporate Taxpayer´s Registry No. 90.400.888/0001-42 Company Registry No. 35.300.332.067 Minutes of the Board of Directors Meeting held on May 28, 2026 DATE, TIME AND PLACE: On May 28, 2026, at 6 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members. CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors. MEETING BOARD: Deborah Stern Vieitas, Chairman. Bruno Carneiro, Secretary. AGENDA: To resolve on: (i) the Management Proposal for the merger of Esfera Fidelidade S.A. (“Esfera”) into the Company (“Management Proposal for Merger of Esfera”), prepared under the terms of the “Private Instrument of Protocol and Justification of the Merger of Esfera, entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera”); and (ii) the call for an Extraordinary General Meeting of the Company for June 30, 2026, at 3:00 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera; (b) To approve the Appraisal Report; (c) To approve the Protocol and Justification of the Merger of Esfera; (d) To approve the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended (“Merger of Esfera”); and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. RESOLUTIONS: Having made the necessary clarifications and discussed the issues regarding the convenience and motivation for the proposed Merger of Esfera, and having satisfied all the questions raised by the Directors in their regular duty of diligence regarding the matter, the present members of the Board of Directors, with the favorable recommendation of the Company's Audit Committee at a meeting held on May 28, 2026, unanimously APPROVED: (i) the Management Proposal for Merger of Esfera, pursuant to the Protocol and Justification of the Merger of Esfera, subject to approval by the Company's Extraordinary General Meeting to be held; and (ii) the call for an Extraordinary General Meeting of the Company for June 30, 2026, at 3:00 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera; (b) To approve the Appraisal Report; (c) To approve the Protocol and Justification of the Merger of Esfera; (d) To approve the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's management necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders. ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and sent to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. Javier Maldonado Trinchant – Vice President; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, Mario Roberto Opice Leão, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, May 28, 2026. I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company. Bruno Carneiro Secretary EXHIBIT V.2 MINUTES OF THE AUDIT COMMITTEE ABOUT THE MERGER BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company with Authorized Capital Corporate Taxpayer´s Registry No. 90.400.888/0001-42 MINUTES OF THE EXTRAORDINARY MEETING OF AUDIT COMMITTEE HELD ON MAY 28, 2026 1. TIME AND PLACE On May 28, 2026, at 4 p.m. at the headquarters of Banco Santander (Brasil) S.A. (“Banco Santander” or “Company”) 2. ATTENDANCE Members of the Audit Committee: Mr. Pedro Augusto de Melo (Coordinator) Mr. Luiz Carlos Nannini (Technical Qualified Member) Mr. René Luiz Grande Mrs. Andrea Maria Ramos Leonel 3. SUMMARY OF THE RESOLUTIONS 3.1 ANALYZE AND ISSUE AN OPINION ON THE PROPOSALS FOR ESFERA FIDELIDADE S.A. MERGER INTO BANCO SANTANDER (BRASIL) S.A. The purpose of this meeting was to analyze and issue an opinion by the Audit Committee on the proposal for the merger into the Company of Esfera Fidelidade S.A., its wholly-owned subsidiary, with the transfer of its entire net equity to the Company ("Proposal for Merger of Esfera"). Therefore, the members of the Company's Audit Committee expressed a favorable opinion on the Proposal for Merger of Esfera. Finally, the members of the Company's Audit Committee declared that they had received all the documents and information necessary for the analyses and deliberations carried out above. ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which, after being read and approved, were signed by the members of the Audit Committee. Present: Mr. Pedro Augusto de Melo – Coordinator; Mr. Luiz Carlos Nannini – Qualified Technical Member; and Mrs. Andrea Maria Ramos Leonel and Mr. René Grande – Members. São Paulo, May 28, 2026. Leticia Peres Ferreira Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 28, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer